FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2010

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                        UNILEVER PLC

                                                                                                                       /S/ S.G. WILLIAMS
                                                                                                                       By S.G. WILLIAMS
                                                                                                                       Secretary

Date: 4 February 2010

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER            EXHIBIT DESCRIPTION
99                                        Notice to London Stock Exchange dated 4 February 2010
                                            Final Results

Exhibit 99

2009 FULL YEAR AND FOURTH QUARTER RESULTS
STRONG GROWTH MOMENTUM DESPITE A CHALLENGING ENVIRONMENT

Full year Highlights
·

Underlying Sales Growth 3.5%.
Underlying volume growth at 2.3% accelerated through the year, reaching 5.0% in the fourth quarter.  The increase in volume growth was achieved in most of our key categories and countries and translated into improved share performance in all regions as the year progressed.
·

Operating margin before RDIs up 20bps.
Advertising and promotional expenditure increased by 80bps. Margin development was underpinned by volume efficiencies and savings of €1.4 billion from lower supply chain costs and a leaner organisational structure.
·

Cashflow from operating activities
up by €1.4 billion driven by significant improvement in working capital, and after a €0.5 billion increase in cash contributions to pension funds.

Fourth Quarter highlights
·

Underlying Sales Growth 1.8%
with positive volume growth of 5%, widespread across countries and categories.  Underlying price growth of -3.1% reflects the fall in commodity costs after the spike in 2008.
·

Operating margin before RDIs up 100bps.
Advertising and promotional expenditure up by 240bps.
·

Operating profit
in the fourth quarter 2008 included profits on disposals of €611 million pre-tax.
·

Strong cash delivery
sustained in the fourth quarter.

Paul Polman, Chief Executive Officer:
"We made good progress in challenging market conditions.  Our market share improvements were broad-based and improved throughout the year.  Our brands are stronger, driven by better quality innovation and a step-change in advertising and promotional expenditure.  We have further strengthened our leading positions in developing and emerging markets and made encouraging progress in re-establishing volume growth in Western Europe.  The organisation is moving fast towards a stronger performance culture.  We are faster and more agile and focused on serving over 2 billion consumers every day.

We expect continued pressure on consumer spending power and heightened levels of competitive activity in 2010. We will continue to focus on volume growth as the main driver of long term value creation, whilst delivering steady and sustainable year-on-year improvement in operating margin and strong cashflow."

Fourth Quarter 2009		Key Financials (unaudited) (at current rates. Includes non-GAAP measures marked *, see Page 2 for further explanation)	Full Year 2009

9,659	(4.8)%	Turnover (€ million)	39,823	(1.7)%
	1.8%	Underlying sales growth*		3.5%

972	(33)%	Operating profit (€ million)	5,020	(30)%
1,258	4%	Operating profit before RDIs* (€ million)	5,888	0%

906	(24)%	Net profit (€ million)	3,659	(31)%
830	(3)%	Net profit before RDIs* (€ million)	4,014	(6)%

0.30	(27)%	Earnings per share (€)	1.21	(33)%
0.27	(6)%	Earnings per share before RDIs* (€)	1.33	(7)%

Dividends: First Quarterly Interim Dividend €0.195

4 February 2010

In the following commentary we report underlying sales growth (abbreviated to 'USG' or 'growth') at constant exchange rates, excluding the effects of acquisitions and disposals.  Turnover includes the impact of exchange rates, acquisitions and disposals.  Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes.  We also comment on trends in underlying operating margins (meaning before the impact of restructuring, disposals, and other one-off items, which we collectively term RDIs) and use the movements in Ungeared Free Cash Flow and Return On Invested Capital to measure progress against our longer-term value creation goals
.
 We may also discuss net debt, for which we provide an analysis in the notes to the financial statements.  Unilever believes that such measures provide additional information for shareholders on underlying business performance trends.  Such measures are not defined under IFRS and are not intended to be a substitute for GAAP measures of turnover, operating profit, EPS and cash flow.  Please refer also to notes 2 to 5 to the financial statements.
Further information about certain of these measures is available on our website at
www.unilever.com/investorrelations

OPERATIONAL REVIEW

	Fourth Quarter 2009				Full Year 2009
(unaudited)	Turnover	USG	Volume	Price	Turnover	USG	Volume	Price
	€ m	%	%	%	€ m	%	%	%
Asia Africa CEE	3,659	7.4	9.4	(1.8)	14,897	7.7	4.1	3.4
Americas	3,141	1.2	5.5	(4.1)	12,850	4.2	2.5	1.6
Western Europe	2,859	(4.2)	(0.7)	(3.6)	12,076	(1.9)	(0.1)	(1.8)
Unilever Total	9,659	1.8	5.0	(3.1)	39,823	3.5	2.3	1.2
Savoury, dressings & spreads	3,473	(2.8)			13,256	(0.1)
Ice cream & beverages	1,439	2.6			7,753	4.0
Personal care	3,014	6.5			11,846	5.3
Home care & other	1,733	2.7			6,968	7.1
Unilever Total	9,659	1.8			39,823	3.5

REGIONS
Despite some of the most difficult trading conditions in recent memory, all regions delivered an improving trend in volumes and market share, driven by stronger innovation and advertising and promotional support.  Discipline in execution is also improving.  We have improved customer service levels and are starting to see progress in on-shelf availability.  We have taken decisive action to ensure that our prices stay competitive and where appropriate we have adjusted prices to reflect easing commodity costs, just as we took necessary increases in 2008.  Cost saving programmes continued to deliver significant benefits across the business.
We are accelerating the roll-out of innovations across more countries.
Asia Africa CEE - Full Year USG +7.7%, Volume +4.1%, Underlying operating margin +220 bps
In a very challenging and volatile environment the region posted another strong growth and margin improvement.  Volume growth accelerated quarter-on-quarter and market shares progressed in most parts of the region with the exception of India, where actions have been taken across the portfolio to strengthen market shares.
We continue to invest aggressively behind the fast-growing emerging markets including China and Russia.  We have implemented business models which have proven successful in other parts of the world in order to reach increasing numbers of consumers and to build consumption.  Having established the regional supply chain centre in Singapore we are increasing leverage, speed and scale across the region.
The operating margin before RDIs was up by 220 bps in the year as a result of lower commodity costs and operational leverage.
The Americas - Full year USG +4.2%, Volume +2.5%, Underlying operating margin + 70 bps
A competitive performance with continuing momentum across the business.  Volume growth continues to accelerate with all major units contributing.  Sales in Latin America were up 8.1% with an acceleration of volume growth in Brazil. North America grew at 0.8% reflecting good growth in the retail channel while foodservice was lower, mainly reflecting the exit from unbranded business.
Our focus on every day great execution has delivered benefits across the region with improvements in customer service and in-store presence.  The Customer Insight and Innovation Centre enables us to provide solutions which help our customers to grow faster.
The operating margin before RDIs was up 70 bps in the year despite the impact of dilution from business disposals.
Western Europe - Full Year USG -1.9%, Volume -0.1%, Underlying operating margin - 240 bps
There were encouraging performances in the year in a number of major markets, with an improving trend in quarterly volume growth.  Fourth quarter volume growth of -0.7% translates to between 1 and 2% adjusting for the impact of two fewer trading days.  The challenging conditions in Southern Europe continue.
The full power of the single IT system is being leveraged across the business to improve operational execution and to drive efficiencies.  We expect to complete the acquisition of the Personal Care business of Sara Lee by Q3 2010.  We are rolling out the Customer Insight and Innovation Centres, with the recent opening of a new centre in the UK.
The operating margin before RDIs was down 240 bps in the year, largely due to a substantial increase in marketing investment and the negative impact of a weaker sterling on our UK business.
CATEGORIES
We continued to support the growth of global brands through the rapid rollout of bigger and better innovations to an increasing number of countries.  In addition we substantially increased brand support levels at the same time as media rates were lower.  Overall, we significantly increased share of voice. We continue to see the impact of the tough economic conditions on consumers in many key markets as we are focused on providing products which meet their needs, increasingly at value prices.

Savoury, Dressings and Spreads - Full Year USG -0.1%

Our Savoury business showed good growth with continued success from Knorr bouillon gel 'stockpots' which have been rolled out to 13 markets. Share trends are improving, with Western Europe benefiting from strong renovation of Knorr.  Latin America was boosted by Knorr instant soup and rice seasoning launches in Brazil. South East Asia saw good progress from low cost seasoning mixes, especially in Vietnam and Indonesia.

In Spreads, market conditions remained challenging but good progress was made in gaining share, especially in the UK, North America and Germany, where the 'family goodness' campaign continues to celebrate the health benefits of margarine.  Dressings growth has been driven by the key markets of the UK, US and Brazil, and also by France, where a return to growth was led by a new Amora campaign. Hellmann's mayonnaise with free range eggs has been successfully rolled out to many markets supported by communication to inspire new healthy uses of mayonnaise.

Ice Cream and Beverages - Full Year USG +4.0%

In Tea we achieved double digit growth with strong performance from Lipton in many D&E markets.  Pyramid bags were successfully launched in CEE, Lipton Milk Tea was relaunched in China and a Lipton value variant drove major share gains in Turkey.  Ades soy-based drinks also delivered double digit growth, driven particularly by the launch of a calcium enriched range in Brazil.  In Ice Cream, Magnum continued to be a key growth driver, with the Temptation range performing well in Western Europe.  There was good progress in Latin America especially in Brazil, where the brand was successfully re-launched. In North America the Klondike range has been re-launched with a thicker chocolate shell and in Russia good progress was made from innovation and distribution gains. Momentum continued in the South East Asian markets, especially Australia which saw strong growth across the entire ice cream range.

Personal Care - Full Year USG +5.3%

Our Personal Care category delivered strong growth across the board.  Dove growth was sustained by advertising which emphasises core moisturising benefits, the successful 'Go Fresh' range and the launch of Dove Nutrium Moisture in the US.  The 'Dove for Men +Care' range has been launched in Italy, France, Spain and Benelux with encouraging early results.  Lifebuoy delivered double digit growth on the back of a relaunch that emphasised core hygiene benefits whilst Pond's delivered a strong performance in many markets behind new launches and differentiated innovation.

Axe had another good year helped by the successful launch of Axe Hair in the US.  Clear continues to make good progress and is now present in over 30 markets.  Although weaker in the early part of the year, Sunsilk is now picking up on the back of the new range co-created with leading stylists.  TIGI growth is on track, helped by the successful relaunch of Catwalk - the first joint collaboration with Unilever.  The Signal White Now mouthwash product has been rolled out to 12 markets with good results.

Home care and other - Full year USG +7.1%

In Laundry our 'Dirt is Good', Surf and Comfort brands all delivered strong growth.  Dirt is Good was driven by the continuing success of Small & Mighty concentrated liquids, the relaunch of Omo Automatic and Liquids in China, Omo Tanquinho products for semi-automatic machines in Brazil and new Skip Black and White variants in Latin America.  The Surf brand has been launched in Nigeria and Twilight Sensations continues to perform well. Comfort Fabric Conditioners benefited from the concentrated variants and 'one-rinse' products launched in Vietnam and Indonesia.

The Cif power cream spray relaunch with Active Shield technology is being rolled out across CEE and Western Europe with promising results so far.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS - FULL YEAR

Finance costs and tax

The cost of financing net borrowings was €429 million, €29 million higher than last year.  The interest rate on net borrowings was 4.9%, compared with 4.5% last year.

There was a net charge of €164 million for pensions financing compared with a credit of €143 million in the previous year.

The tax rate before RDIs, was 26.6%, in line with last year, and 27.6% in the fourth quarter.  The effective tax rate for the year was 26.2% compared with 26.4% for 2008. Our longer-term expectation for the tax rate before RDIs remains around 26%.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates, together with other income from non-current investments contributed €489 million, which included a gain of €327 million from the disposal of the majority of our equity interest in JohnsonDiversey.  This compares with €219 million last year, which included a gain of € 61 million on the disposal of our interests in plantations in Cote D'lvoire.

Earnings per share

Earnings per share before RDIs at €1.33 for the year were 7% lower, principally due to the net charge for pensions financing, compared with a credit last year.  Disposal dilution impacted Earnings per share by 2% and minorities a further 1%.  In the fourth quarter earnings per share before RDIs declined by 6%.

Reported earnings per share of €1.21 were 33% lower than last year which was boosted by one-off profits on disposals of businesses.

Cash Flow

Cash flow from operating activities of €6.8 billion was up €1.4 billion and benefited from active management of working capital across all regions, net of one-off contributions to several pension funds.  Income tax paid was €0.5 billion higher in 2008, mainly due to tax on disposals. Investment in capital expenditure has been increased. Several businesses were sold in 2008 generating large cash inflows.  Acquisitions included Inmarko ice cream in 2008 and TIGI hair care in 2009. Unilever bought back €1.5 billion shares in 2008.

Ungeared free cash flow was €4.9 billion, which was €1.7 billion higher than last year.

Return on Invested Capital

Return on invested capital, excluding profits on disposals, was at the same level as in 2008.  Overall return on invested capital was 11.2% compared with 15.7% in 2008 which benefited from significant profits on business disposals.

Balance sheet
Working capital is much reduced and contributed to the strong cash generation over the past year.  Several bonds were issued in 2009, reducing short-term borrowings and increasing financial liabilities due after one year.  The net deficit in pension schemes reduced by €0.8 billion to €2.6 billion.

DIVIDEND

As agreed at the 2009 Annual General Meetings, Unilever has moved to the payment of quarterly dividends with effect from 1 January 2010.  This means that, in 2010, four quarterly interim dividends will be paid in March, June, September and December 2010.  The Boards have declared a quarterly interim dividend of €0.195.  Further details, including amounts payable in sterling and US dollars are given in note 10 on page 15, together with the dividend timetable for the remainder of 2010.

COMPETITION INVESTIGATIONS

As previously reported, in June 2008 the European Commission initiated an investigation into potential competition law infringements in the European Union in relation to consumer detergents.  Unilever has received a number of requests for information from the European Commission regarding the investigation and has been subject to unannounced investigations at some of its premises.  The investigation is ongoing although no statement of objections against Unilever has been issued to date.  It is too early to reliably assess the ultimate resolution or to estimate the fines which the Commission will seek to impose on Unilever as a result of this investigation.  Therefore no provision has been made.  However, substantial fines can be levied as a result of European Commission investigations.  Fines imposed in other sectors for violations of competition rules have amounted to hundreds of millions of euros.

In December 2009, Unilever received separate statements of objection from the French competition authority and from the Italian competition authority in connection with investigations into certain product markets in France and Italy respectively.  An earlier decision by the Greek authority fining Unilever in relation to alleged restrictions on parallel trade within certain of its contracts with retailers in Greece is under appeal. Appropriate provisions have been made in the fourth quarter in relation to these investigations and the fining decision.

In addition and as previously reported, Unilever is involved in a number of other ongoing investigations by national competition authorities.  These include investigations in Belgium, the Czech Republic, France, Germany and The Netherlands.  These investigations are at various stages and concern a variety of product markets. In several cases it is not clear that the authorities will seek to impose a fine on Unilever, and in others it is too early to be able reasonably to assess the level of fines which the authorities may seek to impose.

It is Unilever's policy to co-operate fully with the competition authorities in the context of all ongoing investigations.  In addition, Unilever reinforces and enhances its internal competition law compliance procedures on an ongoing basis.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Words such as 'expects', 'anticipates', 'intends', 'believes', or the negative of these terms and other similar expressions of future performance or results, including any financial objectives, and their negatives are intended to identify such forward-looking statements.  These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group.  They are not historical facts, nor are they guarantees of future performance.  Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards.  Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F.  These forward-looking statements speak only as of the date of this announcement.  Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
ENQUIRIES

Media: Media Relations Team UK +44 20 7822 6805 tim.johns@unilever.com or +44 20 7822 6010 trevor.gorin@unilever.com NL +31 10 217 4844 flip.dotsch@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

CONDENSED FINANCIAL STATEMENTS

INCOME STATEMENT
(unaudited)

Fourth Quarter				€ million	Full Year
2009	2008	Increase/ (Decrease)			2009	2008	Increase/ (Decrease)
		Current rates	Constant rates				Current rates	Constant rates

				Continuing operations:

9,659	10,151	(5)%	1%	Turnover	39,823	40,523	(2)%	1%

972	1,458	(33)%	(28)%	Operating profit	5,020	7,167	(30)%	(29)%

(286)	244			Restructuring, business disposals and other (RDIs) (see note 3)	(868)	1,269
1,258	1,214	4%	9%	Operating profit before RDIs	5,888	5,898	0%	1%

(137)	(56)			Net finance costs	(593)	(257)
15	28			Finance income	75	106
(119)	(127)			Finance costs	(504)	(506)
(33)	43			Pensions and similar obligations	(164)	143

12	19			Share in net profit/(loss) of joint ventures	111	125
12	(2)			Share in net profit/(loss) of associates	4	6
346	73			Other income from non-current investments	374	88

1,205	1,492	(19)%	(14)%	Profit before taxation	4,916	7,129	(31)%	(30)%

(299)	(303)			Taxation	(1,257)	(1,844)

906	1,189	(24)%	(19)%	Net profit	3,659	5,285	(31)%	(29)%

				Attributable to:
75	53			Minority interests	289	258
831	1,136	(27)%	(22)%	Shareholders' equity	3,370	5,027	(33)%	(31)%

				Combined earnings per share
0.30	0.41	(27)%	(21)%	Total operations (Euros)	1.21	1.79	(33)%	(31)%
0.29	0.39	(27)%	(21)%	Total operations - diluted (Euros)	1.17	1.73	(33)%	(31)%

STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

€ million	Full Year
	2009	2008

Net profit	3,659	5,285

Other comprehensive income
Fair value gains/(losses) on financial instruments net of tax	105	(164)
Actuarial gains/(losses) on pension schemes net of tax	18	(2,293)
Currency retranslation gains/(losses) net of tax	396	(1,688)

Total comprehensive income	4,178	1,140

Attributable to:
Minority interests	301	205
Shareholders' equity	3,877	935

STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	Full Year
	2009	2008

Equity at 1 January	10,372	12,819
Total comprehensive income for the year	4,178	1,140
Dividends on ordinary capital	(2,115)	(2,052)
Movement in treasury stock	129	(1,417)
Share-based payment credit	195	125
Dividends paid to minority shareholders	(244)	(208)
Currency retranslation gains/(losses) net of tax	3	(38)
Other movements in equity	18	3
Equity at 31 December	12,536	10,372

CASH FLOW STATEMENT
(unaudited)

€ million	Full Year
	2009	2008

Cash flow from operating activities	6,733	5,326
Income tax paid	(959)	(1,455)
Net cash flow from operating activities	5,774	3,871

Interest received	73	105
Net capital expenditure	(1,258)	(1,099)
Acquisitions and disposals	(139)	2,265
Other investing activities	61	144
Net cash flow from/(used in) investing activities	(1,263)	1,415

Dividends paid on ordinary share capital	(2,106)	(2,086)
Interest and preference dividends paid	(517)	(487)
Change in financial liabilities	(1,567)	1,050
Share buy-back programme	-	(1,503)
Other movements on treasury stock	103	103
Other financing activities	(214)	(207)
Net cash flow from/(used in) financing activities	(4,301)	(3,130)

Net increase/(decrease) in cash and cash equivalents	210	2,156

Cash and cash equivalents at the beginning of the year	2,360	901

Effect of foreign exchange rate changes	(173)	(697)

Cash and cash equivalents at the end of the year	2,397	2,360

BALANCE SHEET
(unaudited)

€ million	As at 31 December 2009	As at 31 December 2008

Goodwill	12,464	11,665
Intangible assets	4,583	4,426
Property, plant and equipment	6,644	5,957
Pension asset for funded schemes in surplus	759	425
Deferred tax assets	738	1,068
Other non-current assets	1,017	1,426
Total non-current assets	26,205	24,967

Inventories	3,578	3,889
Trade and other current receivables	3,429	3,823
Current tax assets	173	234
Cash and cash equivalents	2,642	2,561
Other financial assets	972	632
Non-current assets held for sale	17	36
Total current assets	10,811	11,175

Financial liabilities	(2,279)	(4,842)
Trade payables and other current liabilities	(8,413)	(7,824)
Current tax liabilities	(487)	(377)
Provisions	(420)	(757)
Total current liabilities	(11,599)	(13,800)
Net current assets/(liabilities)	(788)	(2,625)
Total assets less current liabilities	25,417	22,342

Financial liabilities due after one year	7,692	6,363
Non-current tax liabilities	107	189
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1,519	1,820
Unfunded schemes	1,822	1,987
Provisions	729	646
Deferred tax liabilities	764	790
Other non-current liabilities	248	175
Total non-current liabilities	12,881	11,970

Shareholders' equity	12,065	9,948
Minority interests	471	424
Total equity	12,536	10,372
Total capital employed	25,417	22,342

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

1     ACCOUNTING INFORMATION AND POLICIES
The condensed preliminary financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.  The basis of preparation is consistent with the year ended 31 December 2008, except as set out below.

With effect from 1 January 2009 we have implemented IAS 1 (Revised) 'Presentation of Financial Statements' and IFRS 8 'Operating Segments'.  Our reportable segments under IFRS 8 are our three geographic regions, and the Group's chief operating decision maker is the Unilever Executive (UEx).   In note 4 we provide analysis of the key measure of profit, being operating profit, which is used by UEx to assess the performance of the operating segments.   There are no material sales between our operating regions.  Figures for the prior year have been restated to reflect the fact that our operations in Central and Eastern Europe are now managed together with those in Asia and Africa.  There has been no material change in the segmental analysis of assets since the position reported at 31 December 2008.  We provide additional analysis by product area on a voluntary basis in note 5.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.  The income statement on page 7, the statements of comprehensive income and movements in equity on page 8 and the cash flow statement on page 9 are translated at rates current in each period.  The balance sheet on page 10 and the analysis of net debt on page 14 are translated at period-end rates of exchange.

The financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006.  Full accounts for Unilever for the year ended 31 December 2008 have been delivered to the Registrar of Companies.  The auditors' report on those accounts was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the UK Companies Act 1985.

2     NON-GAAP MEASURES
In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP).  We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance.  Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures.  Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.
  The principal non-GAAP measure which we apply in our quarterly reporting is underlying sales growth, which we reconcile to changes in the GAAP measure turnover in notes 4 and 5.  In note 8 we reconcile net debt to the amounts reported in our balance sheet and cash flow statement.  We also comment on underlying trends in operating margin before the impact of restructuring, disposals and other one-off items, on the grounds that the incidence of these items is uneven between quarterly reporting periods.  In addition, we report annually against two further non-GAAP measures: Ungeared Free Cash Flow and Return on Invested Capital.  Further information about these measures and their reconciliation to GAAP measures is given on our website at
www.unilever.com/investorrelations

3     SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT
In our income statement reporting we recognise restructuring costs, profits and losses on business disposals and certain other one-off items, which we collectively term RDIs.  We disclose on the face of our income statement the total value of such items that arise within operating profit.  In our operating review by geographic segment and in note 4 we highlight the impact of these items on our operating margin.  The following schedule shows the impact on net profit of RDIs arising within operating profit, together with the related tax effect, and also highlights the impact of similar one-off items arising elsewhere in the income statement.  The impact of RDIs on reported Earnings Per Share is given in note 9.

€ million

Fourth Quarter			Full Year
2009	2008		2009	2008
		RDIs within operating profit:
(287)	(378)	Restructuring	(897)	(868)
1	611	Business disposals	4	2,190
-	11	Impairments and other one-off items	25	(53)
(286)	244	Total RDIs within operating profit	(868)	1,269
79	27	Tax effect of RDIs within operating profit:	249	(333)
283	58	RDIs arising below operating profit:	264	82
76	329	Total impact of RDIs on net profit	(355)	1,018

4     SEGMENT INFORMATION
Continuing operations - Fourth Quarter

€ million	Asia Africa CEE	Americas	Western Europe	Total

Turnover
2008	3,657	3,393	3,101	10,151
2009	3,659	3,141	2,859	9,659
Change	0.1%	(7.4)%	(7.8)%	(4.8)%
Impact of:
Exchange rates	(6.7)%	(7.6)%	(2.4)%	(5.7)%
Acquisitions	0.4%	0.8%	0.6%	0.6%
Disposals	(0.5)%	(1.7)%	(2.0)%	(1.4)%

Underlying sales growth	7.4%	1.2%	(4.2)%	1.8%
Price	(1.8)%	(4.1)%	(3.6)%	(3.1)%
Volume	9.4%	5.5%	(0.7)%	5.0%

Operating profit
2008	367	569	522	1,458
2009	432	462	78	972

Operating profit before RDIs
2008	323	567	324	1,214
2009	472	550	236	1,258

Operating margin
2008	10.0%	16.8%	16.8%	14.4%
2009	11.8%	14.7%	2.7%	10.1%

Operating margin before RDIs
2008	8.9%	16.7%	10.4%	12.0%
2009	12.9%	17.5%	8.2%	13.0%

Continuing operations - Full Year

€ million	Asia Africa CEE	Americas	Western Europe	Total

Turnover
2008	14,471	13,199	12,853	40,523
2009	14,897	12,850	12,076	39,823
Change	2.9%	(2.6)%	(6.0)%	(1.7)%
Impact of:
Exchange rates	(4.0)%	(1.2)%	(2.5)%	(2.7)%
Acquisitions	0.5%	0.7%	0.5%	0.6%
Disposals	(0.9)%	(6.0)%	(2.2)%	(3.0)%

Underlying sales growth	7.7%	4.2%	(1.9)%	3.5%
Price	3.4%	1.6%	(1.8)%	1.2%
Volume	4.1%	2.5%	(0.1)%	2.3%

Operating profit
2008	1,701	2,945	2,521	7,167
2009	1,927	1,843	1,250	5,020

Operating profit before RDIs
2008	1,695	2,038	2,165	5,898
2009	2,074	2,074	1,740	5,888

Operating margin
2008	11.8%	22.3%	19.6%	17.7%
2009	12.9%	14.3%	10.4%	12.6%

Operating margin before RDIs
2008	11.7%	15.4%	16.8%	14.6%
2009	13.9%	16.1%	14.4%	14.8%

5    ADDITIONAL INFORMATION BY PRODUCT AREA
Continuing operations - Fourth Quarter

€ million	Savoury dressings and spreads	Ice cream and beverages	Personal care	Home care and other	Total

Turnover
2008	3,860	1,529	2,994	1,768	10,151
2009	3,473	1,439	3,014	1,733	9,659
Change	(10.0)%	(5.9)%	0.7%	(2.0)%	(4.8)%
Impact of:
Exchange rates	(4.4)%	(8.3)%	(6.7)%	(4.8)%	(5.7)%
Acquisitions	0.5%	0.0%	1.3%	0.3%	0.6%
Disposals	(3.7)%	0.0%	0.0%	0.0%	(1.4)%
Underlying sales growth	(2.8)%	2.6%	6.5%	2.7%	1.8%

Operating profit
2008	1,049	(34)	434	9	1,458
2009	464	(79)	478	109	972

Operating margin
2008	27.2%	(2.2)%	14.5%	0.5%	14.4%
2009	13.4%	(5.5)%	15.9%	6.3%	10.1%

Continuing operations - Full Year

€ million	Savoury dressings and spreads	Ice cream and beverages	Personal care	Home care and other	Total

Turnover
2008	14,232	7,694	11,383	7,214	40,523
2009	13,256	7,753	11,846	6,968	39,823
Change	(6.9)%	0.8%	4.1%	(3.4)%	(1.7)%
Impact of:
Exchange rates	(2.1)%	(3.3)%	(2.2)%	(3.8)%	(2.7)%
Acquisitions	0.3%	0.3%	1.1%	0.5%	0.6%
Disposals	(5.0)%	0.0%	0.0%	(6.7)%	(3.0)%
Underlying sales growth	(0.1)%	4.0%	5.3%	7.1%	3.5%

Operating profit
2008	3,216	915	1,824	1,212	7,167
2009	1,840	731	1,834	615	5,020

Operating margin
2008	22.6%	11.9%	16.0%	16.8%	17.7%
2009	13.9%	9.4%	15.5%	8.8%	12.6%

6   TAXATION
The effective tax rate for the year was 26.2% compared with 26.4% for 2008.  The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	Full Year 2009			Full Year 2008
		Tax			Tax
	Before	(charge)/	After	Before	(charge)/	After
	tax	credit	tax	tax	credit	tax

Fair value gains/(losses) on financial instruments net of tax	163	(58)	105	(204)	40	(164)
Actuarial gains/(losses) on pension schemes net of tax	38	(20)	18	(3,127)	834	(2,293)
Currency retranslation gains/(losses) net of tax	396	-	396	(1,688)	-	(1,688)

Other comprehensive income	597	(78)	519	(5,019)	874	(4,145)

7   RECONCILIATION OF NET PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

€ million	Full Year
	2009	2008

Net profit	3,659	5,285
Taxation	1,257	1,844
Share of net profit of joint ventures/associates and other income
from non-current investments	(489)	(219)
Net finance costs	593	257
Operating profit	5,020	7,167
Depreciation, amortisation and impairment	1,032	1,003
Changes in working capital	1,701	(161)
Pensions and similar provisions less payments	(1,028)	(502)
Restructuring and other provisions less payments	(258)	(62)
Elimination of (profits)/losses on disposals	13	(2,259)
Non-cash charge for share-based compensation	195	125
Other adjustments	58	15
Cash flow from operating activities	6,733	5,326

8   NET DEBT

€ million	As at 31 December 2009	As at 31 December 2008

Total financial liabilities	(9,971)	(11,205)
Financial liabilities due within one year	(2,279)	(4,842)
Financial liabilities due after one year	(7,692)	(6,363)
Cash and cash equivalents as per balance sheet	2,642	2,561
Cash and cash equivalents as per cash flow statement	2,397	2,360
Add bank overdrafts deducted therein	245	201
Financial assets	972	632
Net debt	(6,357)	(8,012)

On 12 February 2009 we issued a bond comprising two senior notes: (a) US $750 million at 3.65% maturing in 5 years and (b) US $750 million at 4.80% maturing in 10 years.  On 19 March 2009 we issued senior notes of £350 million at 4.0% maturing in December 2014.
  On 29 May 2009 we redeemed floating rate notes of €750 million.  On 11 June 2009 we issued fixed rate notes on the Eurodollar market for US $450 million at 3.125%, maturing in 2013.  On 17 June 2009 we issued senior fixed rate notes for £400 million at 4.75%, maturing in 2017.

9     COMBINED EARNINGS PER SHARE
The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following:
(i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for year were calculated as follows:

	2009	2008

Combined EPS - Basic	Millions of units
Average number of combined share units	2,796.3	2,809.6

	€ million
Net profit attributable to shareholders' equity	3,370	5,027

Combined EPS (Euros)	1.21	1.79

Combined EPS - Diluted	Millions of units
Adjusted average number of combined share units	2,890.0	2,905.9

Combined EPS - diluted (Euros)	1.17	1.73
Impact of RDIs on Earnings Per Share
	€ million
Total impact of RDIs on reported net profit (see note 3)	(355)	1,018

Impact of RDIs on basic earnings per share (Euros)	(0.12)	0.36

The numbers of shares included in the calculation of earnings per share is an average for the period.  During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2008 (net of treasury stock)	2,789.1
Net movements in shares under incentive schemes	15.1
Number of shares at 31 December 2009	2,804.2

10     DIVIDENDS
As agreed at the 2009 Annual General Meetings, Unilever has moved to the payment of quarterly dividends with effect from 1 January 2010.  This means that, in 2010, four quarterly interim dividends will be paid in March, June, September and December 2010.
The Boards have declared a quarterly interim dividend for Q4 2009 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:
Per Unilever N.V. ordinary share:                                                                 € 0.1950
Per Unilever PLC ordinary share:                                                                 £ 0.1704
Per Unilever N.V. New York share:                                                             US$ 0.2718
Per Unilever PLC American Depositary Receipt:                                    US$ 0.2718
The quarterly interim dividends have been determined in Euros and converted into equivalent Sterling and US Dollar amounts using exchange rates issued by the European Central Bank on 2 February 2010.

The quarterly interim dividends will be payable as from 17 March 2010, to shareholders registered at close of business on 12 February 2010.  The shares will go ex-dividend on 10 February 2010.
US dollar checks for the quarterly interim dividend will be mailed on 16 March 2010, to holders of record at the close of business on 12 February 2010.  In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2010 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Calendar Year 2010
Quarterly dividend - for Q1 2010	29 April 2010 *	12 May 2010	14 May 2010	16 June 2010
Quarterly dividend - for Q2 2010	5 August 2010	11 August 2010	13 August 2010	15 September 2010
Quarterly dividend - for Q3 2010	4 November 2010	10 November 2010	12 November 2010	15 December 2010

* brought forward from originally published date of 6 May 2010.

11     ACQUISITIONS AND DISPOSALS
On 2 April 2009 we announced the completion of our purchase of the global TIGI professional hair product business and its supporting advanced education academies.  TIGI's major brands include Bed Head, Catwalk and S-Factor.  Turnover of the business worldwide in 2008 was around US $250 million.

On 23 June 2009 we announced that we had increased our holding in our business in Vietnam to 100%, following an agreement with Vinachem who previously owned 33.3% of the business.

On 3 July 2009 we completed the acquisition of Baltimor Holding ZAO's sauces business in Russia.  The acquisition includes ketchup, mayonnaise and tomato paste business under the Baltimor, Pomo d'Oro and Vostochniy Gourmand brands - accounting for turnover of around €70 million - and a production facility at Kolpino, near St Petersburg.

On 3 September 2009 we announced the sale of our oil palm plantation business in the Democratic Republic of Congo to Feronia Inc, for an undisclosed sum.

On 25 September 2009 we announced a binding offer to acquire the personal care business of the Sara Lee Corporation for €1.275 billion in cash.  The Sara Lee brands involved include Sanex, Radox and Duschdas, and generated annual sales in excess of €750 million in the year ending June 2009.  The transaction is subject to regulatory approval and consultation with European Works Councils, and is expected to be completed by Q3 2010.

On 24 November 2009 we completed the sale of our interest in JohnsonDiversey.  The cash consideration received was US $390 million, which included both the originally announced cash consideration of US $158 million plus the proceeds of the sale of the 10.5% senior notes in JohnsonDiversey Holdings, Inc.  We retain a 4% interest in JohnsonDiversey in the form of warrants.

12    EVENTS AFTER THE BALANCE SHEET DATE
There were no material post balance sheet events other than those mentioned elsewhere in this report.